UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 30, 2022

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In the Matter of

Consumer Cooperative Group, Inc. **ORDER DECLARING OFFERING**
5900 Balcones Street, Suite 100 **STATEMENT ABANDONED UNDER THE**
Austin, Texas 78731 **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11676

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Consumer Cooperative Group, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on December 30, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief